UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Steel Vault Corporation

File No. 0-22693 - CF#23634

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   Steel Vault Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2009.

   Based on representations by Steel Vault Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.2   through May 11, 2011

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Kathleen Krebs
       Special Counsel